(As filed January 22, 2001)

                                                             File No. 70-[     ]
                                                                          -----

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

               -------------------------------------------------

                                    FORM U-1
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

               -------------------------------------------------

                           ALLIANT ENERGY CORPORATION
                           222 West Washington Avenue
                            Madison, Wisconsin 53703

                            INTERSTATE POWER COMPANY
                                1000 Main Street
                                  P.O. Box 759
                               Dubuque, Iowa 52004

                               IES UTILITIES INC.
                              Alliant Energy Tower
                               200 First Street SE
                            Cedar Rapids, Iowa 52401

                  (Names of companies filing this statement and
                    addresses of principal executive offices)

               -------------------------------------------------

                           ALLIANT ENERGY CORPORATION
                           222 West Washington Avenue
                            Madison, Wisconsin 53703

                 (Name of top registered holding company parent)

               -------------------------------------------------

                   Edward M. Gleason, Vice President-Treasurer
                             and Corporate Secretary
                           Alliant Energy Corporation
                           222 West Washington Avenue
                            Madison, Wisconsin 53703

                     (Name and address of agent for service)

               -------------------------------------------------

      The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

     Barbara J. Swan, General Counsel        William T. Baker, Jr., Esq.
     Alliant Energy Corporation              Thelen Reid & Priest LLP
     222 West Washington Avenue              40 West 57th Street
     Madison, Wisconsin  53703               New York, New York  10019

                        Kent Ragsdale, Managing Attorney
                        Alliant Energy Tower
                        Alliant Energy Corporate Services, Inc.
                        200 First Street SE
      `                 Cedar Rapids, Iowa  52401


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


ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION.
          -----------------------------------

     Alliant Energy Corporation ("Alliant Energy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and its wholly-owned public-utility subsidiaries, Interstate Power Company ("IPC") and IES Utilities Inc. ("IESU") request authorization for the merger of IPC into IESU (the "Merger") and for certain other transactions that are incident thereto. Alliant Energy, IPC and IESU are collectively referred to herein as the "Applicants." The Merger will be governed by the Agreement and Plan of Merger, as amended, between IESU and IPC, dated as of March 15, 2000 ("Merger Agreement"), which is filed herewith as Exhibit B.

     IESU also requests authorization to solicit proxies from the holders of the outstanding shares of IESU's preferred stock ("Proxy Solicitation") to be voted in favor of the Merger at a special meeting of shareholders to be held for such purpose. The proposed form of proxy statement to be used in the Proxy Solicitation is included in Exhibit C hereto.

     1.1  Background.
          ----------

     IPC was incorporated in 1925 under the laws of the State of Delaware. Currently, IPC is a public utility engaged principally in the generation, transmission, distribution and sale of electric energy to approximately 167,000 customers in 234 communities in portions of 25 counties in northern and northeastern Iowa, portions of 22 counties in southern Minnesota, and portions of four counties in northwestern Illinois. IPC also serves approximately 50,000 natural gas customers in 41 communities in Illinois, Minnesota and Iowa. At December 31, 1999, IPC owned interests in 13 fossil-fired electric generating plants having a total generating capacity of 1,066.4 MW. IPC also owns approximately 2,562 miles of electric transmission lines and 224 substations. Its gas transportation and distribution system consists of approximately 91 miles of 4-inch to 20-inch pipelines and 916 miles of distribution mains. For the year ended December 31, 1999, IPC had operating revenues of $342,105,000, of which $294,381,000 (86%) were derived from electric utility operations and $47,724,000 (14%) from gas operations. At September 30, 2000, IPC had total assets of $675,106,000, including property, plant and equipment net of accumulated depreciation totaling $518,803,000.

     IPC is subject to regulation as a public utility by the Iowa Utilities Board ("IUB"), the Minnesota Public Utilities Commission ("MPUC"), and the Illinois Commerce Commission ("ICC") as to its retail electric and gas rates, and by the Federal Energy Regulatory Commission ("FERC") as to wholesale electric rates.

     IESU was incorporated in 1925 under the laws of the State of Iowa as Iowa Railway and Light Corporation. IESU provides retail electric service to more than 345,000 customers in 525 communities and retail natural gas service to more than 181,000 customers in 212 communities in Iowa, wholesale electric service to five customers, and steam for heat and industrial purposes in Cedar Rapids, Iowa. At December 31, 1999, IESU owned interests in 13 fossil-fueled units and one nuclear generating unit having a combined generating capacity of 1,950.8 MW. IESU also owns approximately 4,448 miles of electric transmission lines and 578 substations, substantially all of which are in Iowa. Its gas distribution system consists of approximately 139 miles of 4-inch to 10-inch pipelines and approximately 3,836 miles of distribution mains. For the year ended December 31,


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


1999, IESU had operating revenues of $800,696,000, of which $627,950,000 (78%)
were derived from electric operations, $145,825,000 (18%) from gas operations, and $26,921,000 (4%) from steam and other operations. At September 30, 2000, IESU had total assets of $1,756,243,000, including property, plant and equipment net of accumulated depreciation equal to $1,371,111,000.

     IESU is subject to regulation by the IUB with respect to its retail electric and gas rates and service and by the FERC with respect to its wholesale electric rates. IESU is also subject to regulation by the Nuclear Regulatory Commission.

     As a result of the three-way business combination in 1998 of IPC, IESU, and Wisconsin Power and Light Company ("WPL"), another wholly-owned public-utility subsidiary of Alliant Energy, the electric utility facilities of IPC, IES and WPL are operated as an interconnected and coordinated electric utility system. The electric generation facilities of IPC, IESU and WPL are jointly dispatched using the principles of economic dispatch. A System Coordination and Operating Agreement ("SCOA") on file at the FERC establishes the procedures for the dispatch of the generation facilities of IPC, IESU and WPL and the allocation of costs among them. Certain transmission services are available over their combined transmission systems at a single rate in accordance with an open access transmission tariff that has been filed with the FERC.

     1.2  Summary of Proposed Transaction.
          -------------------------------

     Under the terms of the Merger Agreement, IPC will be merged into IESU, which, upon the consummation of the Merger, will be renamed "Interstate Power and Light Company." As a result of the Merger, all of IPC's assets and liabilities will, by operation of law, become the assets and liabilities of IESU, and IESU (under its new name) will operate as an electric and gas utility company in portions of Iowa, Minnesota and Illinois.

     At the time of the Merger, each share of IPC common stock that is issued and outstanding or held in treasury immediately before the effective date of the Merger will be canceled without payment. Shares of IESU common stock issued and outstanding at the time of the Merger will be unaffected by the Merger and will remain outstanding as issued and outstanding shares of common stock of the surviving corporation.

     The Merger is subject to affirmative approval by a majority of the votes entitled to be cast by the holder of IESU common stock (all of which are held by Alliant Energy) and by the holders of a majority of the outstanding shares of each class of IESU preferred stock voting as individual classes. IESU currently has outstanding 366,406 shares of cumulative preferred stock, par value $50 per share, issued in three series (4.30%, 4.80% and 6.10%) ("IESU Preferred Stock"). In addition, an amendment to IESU's Amended and Restated Articles of Incorporation, as described below, that is necessary in order to consummate the Merger requires the affirmative vote of at least a majority of the outstanding shares of IESU's common stock and of each class of the IESU Preferred Stock, all voting as separate classes, in attendance at the IESU special meeting.

     Approval of the Merger by the IPC shareholders will require the affirmative vote of holders of a majority of the outstanding IPC common stock (all of which


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


are held by Alliant Energy) and IPC preferred stock entitled to vote, voting together as one class. IPC currently has outstanding 761,381 shares of cumulative preferred stock, par value $50 per share, issued in four series (4.36%, 4.68%, 7.76% and 6.40%) ("IPC Preferred Stock"). Alliant Energy beneficially owns 92.8% of the aggregate voting power of all IPC shareowners and intends to vote for approval of the Merger. Therefore, approval of the Merger by the IPC shareholders is assured.

     At the time of the Merger, each share of IPC Preferred Stock will cease to be outstanding and will be converted into and become the right to receive one share of new Class A preferred stock ("New Class A Preferred Stock") of IESU, the surviving corporation, to be issued in series that will correspond with each series of the IPC Preferred Stock so converted. As indicated above, IESU's shareholders will be asked to approve an amendment to IESU's Amended and Restated Articles of Incorporation to authorize the New Class A Preferred Stock. (See Exhibit A-3 hereto). The New Class A Preferred Stock will be issued in series and each series will have rights, designations and preferences that are substantially identical to the corresponding series of IPC Preferred Stock that are currently outstanding. The amendment, if approved, would only authorize enough shares of New Class A Preferred Stock (namely, 761,381 shares) as are necessary in order to carry out the exchange for the existing shares of IPC Preferred Stock.1

     Shares of IESU Preferred Stock issued and outstanding prior to the effective time of the Merger will be unaffected by the Merger and will remain outstanding as shares of preferred stock of IESU following the Merger. Under Iowa law (as applicable to IESU) and Delaware law (as applicable to IPC), holders of IPC Preferred Stock and/or IESU Preferred Stock will have the right to assert dissenters' rights and receive appropriate consideration for their shares.

     All debt currently issued and outstanding by IESU and IPC will remain outstanding after the Merger. As of December 31, 1999, IESU had a total of $604,496,000 of outstanding long term debt, which included $284,400,000 of collateral trust bonds, $111,000,000 of first mortgage bonds, $24,096,000 of pollution control obligations, $50,000,000 of subordinated deferrable interest debentures and $135,000,000 of senior debentures. As of December 31, 1999, IPC had a total of $173,150,000 of long term debt outstanding, which included $144,000,000 of first mortgage bonds and $29,150,000 of pollution control revenue bonds. IESU will assume all existing debt, liabilities and other obligations of IPC. Following the Merger, bondholders of the two companies will continue to be secured by the liens created under their respective mortgage indentures.

     The Merger has been structured to qualify for tax purposes as a tax-free "reorganization" under Section 368(a) of the Internal Revenue Code. As a result, no gain or loss will be recognized by IESU or IPC and the holders of IPC Preferred Stock who exchange their shares for shares of New Class A Preferred Stock will also not recognize any gain or loss. IPC and IESU expect that the Merger will qualify as a common control merger for accounting and financial reporting purposes. The accounting for a common control merger is similar to a pooling of interests. Under this accounting treatment, the combination of the


----------
1 IESU's shareholders will also be asked to approve a second amendment to IESU's Amended and Restated Articles of Incorporation to change IESU's name to "Interstate Power and Light Company."


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


ownership interests of the two companies is recognized and the recorded assets, liabilities, and capital accounts are carried forward at existing historical balances to the consolidated financial statements of IESU (as the surviving company) following the Merger.

     On a pro forma basis, giving effect to the Merger as of September 30, 2000, IESU will have total assets of approximately $2,431,302,000, including net utility plant of $1,884,037,000. IESU's pro forma consolidated capitalization as of September 30, 2000 (assuming conversion of all IPC Preferred Stock to New Class A Preferred Stock) will be as follows:

--------------------------------------------------------------------------------
Common Stock                  $  808,883,000                47.3%
--------------------------------------------------------------------------------
Preferred Stock               $   53,789,000                 3.1%
--------------------------------------------------------------------------------
Long-term Debt (excl.         $  640,086,000                37.5%
current maturities)
--------------------------------------------------------------------------------
Short-term Debt (incl.        $  205,961,000                12.1%
current maturities)
--------------------------------------------------------------------------------
          Total               $1,708,719,000                 100%
--------------------------------------------------------------------------------

     The Merger is conditioned upon the receipt of all regulatory approvals from various state utility commissions (discussed in Item 4), the FERC, and this Commission.

     After consummation of the Merger, IESU (under its new name - Interstate Power and Light Company) will continue to provide electric and gas service to retail customers previously served by IPC under the same rates, terms and conditions as those previously applicable to service by IPC. Moreover, costs allocated to IPC's and IESU's customers will not change as a result of the Merger. Specifically, IESU and IPC intend that all generation-related costs that are allocated to IPC under the SCOA will not change as a result of the Merger. Consequently, IPC's retail customers receiving bundled electric service will not experience any rate changes solely due to the Merger. Fuel costs allocated to IPC under the SCOA and charged through appropriate fuel cost adjustment clauses in IPC's rates will not change as a result of the Merger. It is also expected that following the Merger, non-fuel costs previously allocated to IPC under the Alliant Energy system service company agreement will be allocated to IESU.

     1.3  Purpose and Effect of the Merger.
          --------------------------------

     By merging IPC into IESU, the Applicants will simplify the corporate structure of Alliant Energy's holding company system and reduce costs related to redundant reporting requirements. In addition, the Applicants believe that the Merger offers the following significant benefits to IESU and IPC and their respective stockholders, employees and customers:

     o Integration of Corporate and Administrative Functions--the Merger will consolidate certain administrative functions of IESU and IPC, thereby reducing non-labor corporate and administrative expenses. IESU and IPC also expect to realize savings by eliminating certain redundant maintenance contracts and eliminating some redundant operations


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


          personnel. In addition, some savings in areas such as regulatory costs, legal, audit and consulting fees are expected to be realized.

     o Maintenance of competitive rates--following the Merger, IESU (as the surviving company) will be better able to meet the challenges of the increasingly competitive environment in the utility industry than either IESU or IPC standing alone. The Merger will create the opportunity for financial and operational benefits for customers in the form of more competitive rates over the long term. The Merger also offers shareholders greater financial strength and financial flexibility.

     The Applicants believe that synergies from the Merger will generate cost savings which would not be available absent the Merger, with no adverse consequences for either customers or shareholders. Although there can be no assurances that such results will be achieved, preliminary estimates by the Applicants indicate that the Merger could result in potential net cost savings (that is, after taking into account the costs incurred to achieve such savings) of approximately $4.4 million during the ten-year period following the Merger. The Merger will not have any negative impact on competition or on effective local regulation. Accordingly, the Applicants believe that the Merger is in accordance with the applicable standards of the Act and the rules and regulations thereunder.

     1.4  Other Related Matters.
          ---------------------

     IESU and IPC participate with WPL and Alliant Energy Corporate Services, Inc., in the Alliant Energy system utility money pool arrangement ("Utility Money Pool") that is funded, as needed, through the issuance of commercial paper by Alliant Energy and surplus funds invested by the money pool participants (other than WPL). See File No. 70-9317; Holding Co. Act Release Nos. 26956 (Dec. 18, 1998) and 27304 (Dec. 15, 2000). IESU and IPC are currently authorized to incur short-term borrowings from Alliant Energy and each other under the terms of the Utility Money Pool in an aggregate principal amount at any time outstanding not to exceed $150 million and $100 million, respectively, through the remainder of the current authorization period (June 30, 2004). As of September 30, 2000, IESU had approximately $77 million and IPC had approximately $47 million in outstanding borrowings under the Utility Money Pool. Following the Merger, it is proposed that the limit on borrowings by IESU, as the surviving company, be increased to $250 million, which is equal to the sum of the current limits on borrowings by IPC and IESU.2 All other terms, conditions and limitations under the Utility Money Pool order will continue to apply without change.

     IESU and IPC are also currently authorized to issue and sell long-term secured and unsecured debt securities from time to time through June 30, 2004. IESU is authorized to issue and sell in one or more transactions any combination of collateral trust bonds, senior unsecured debentures, and unsecured subordinated debentures, and to enter into agreements with respect to tax-exempt bonds, in an aggregate principal amount at any time outstanding not to exceed $200 million. See File No. 70-9375; Holding Co. Act Release Nos. 26945 (Nov. 25,


----------
2 IPC's separate borrowing authorization under the Utility Money Pool order will expire effective upon its merger into IESU.


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


1998) and 27306 (Dec. 15, 2000). IPC is authorized to issue and sell in one or more transactions any combination of first mortgage bonds, senior unsecured debentures, and unsecured subordinated debentures, and to enter into agreements with respect to tax-exempt bonds, in an aggregate principal amount at any time outstanding not to exceed $80 million. See File No. 70-9377; Holding Co. Act Release Nos. 26946 (Nov. 25, 1998) and 27305 (Dec. 15, 2000). Following the
Merger, it is proposed that IESU's long-term debt limitation in File No. 70-9375 be increased to $300 million.3 All other terms, conditions and limitations on IESU's authorization in File No. 70-9375 will continue to apply without change.

ITEM 2.   FEES, COMMISSIONS AND EXPENSES.
          ------------------------------

     A statement of the fees, commissions and expenses incurred or to be incurred in connection with the transactions proposed herein will be filed by amendment.

ITEM 3.   APPLICABLE STATUTORY PROVISIONS.
          -------------------------------

     3.1  General. Sections 6, 7, 9, 10, and 12 of the Act and Rules 43, 44,
          -------
45 and 54 thereunder are applicable to the transactions. The proposed transactions involve the merger of two wholly-owned public utility subsidiaries of Alliant Energy and certain other related transactions. The electric and gas utility operations of these two companies will be unaffected by the Merger. The Merger will allow the companies to achieve a greater level of coordination in both electric and gas operations and enable the companies to achieve greater economies in capital costs, among other benefits. In addition, the Merger will simplify the Alliant Energy corporate structure.

     Section 12(e) of the Act and Rules 62 and 65 thereunder are applicable to the Proxy Solicitation. As indicated, the holders of IESU Preferred Stock will be asked to approve the Merger and a related amendment to IESU's Amended and Restated Articles of Incorporation to authorize the New Class A Preferred Stock to be issued in the Merger. The designations, rights and preferences of each series of the New Class A Preferred Stock will be substantially identical to the corresponding series of IPC Preferred Stock for which it will be exchanged.

     3.2  Rule 54 Analysis. The transactions proposed herein are also
          ----------------
subject to Section 32(h)(4) of the Act and Rule 54 thereunder. Rule 54 provides that, in determining whether to approve any transaction that does not relate to an "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), as defined in Sections 32 and 33, respectively, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if paragraphs (a), (b) and (c) of Rule 53 are satisfied.

     Alliant Energy is in compliance with all requirements of Rule 53(a). Alliant Energy's "aggregate investment" (as defined in Rule 53(a)(1)(i)) in all EWGs and FUCOs is currently $202 million, or about 16% of Alliant Energy's "consolidated retained earnings" (also as defined in Rule 53(a)(1)(ii) and


----------
3 IPC's authorization in File No. 70-9377 will expire effective upon its merger into IESU.


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


including Alliant Energy's accumulated other comprehensive income) for the four quarters ended September 30, 2000 ($1.263 billion). In addition, Alliant Energy has complied and will comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the personnel of Alliant Energy's domestic operating utilities to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Finally, none of the circumstances described in Rule 53(b) has occurred or is continuing. Rule 53(c) is by its terms inapplicable, as the proposed transaction does not involve the issuance of securities to finance an investment in any EWG.

ITEM 4.   REGULATORY APPROVALS.
          --------------------

     The Merger is subject to approval by the IUB, the ICC and the MPUC. Copies of the petitions to the IUB, the ICC and the MPUC are or will be filed herewith as Exhibits D-1, D-2, D-3 and D-4. Copies of the approval orders issued by these commissions are or will be filed as Exhibits D-5, D-6, D-7 and D-8 hereto.

     The Merger is also subject to approval by the FERC under section 203 of the Federal Power Act. On March 31, 2000, IESU and IPC filed a joint application with the FERC for approval of the Merger, and on July 7, 2000, the FERC issued its order approving the Merger. Copies of the joint application and FERC order are or will be filed as Exhibits D-9 and D-10 hereto.

ITEM 5.   PROCEDURE.
          ---------

     The Commission is requested to publish a notice under Rule 23 with respect to the filing of this Application/Declaration as soon as practicable after the proxy statement has been declared effective under the Securities Exchange Act of 1934, as amended, and that such notice include an order authorizing commencement of the Proxy Solicitation. The Applicants request that the Commission's Order with respect to the Merger be issued as soon as practicable after the notice period has expired. The Applicants further request that there should not be a 30-day waiting period between issuance of the Commission's orders and the date on which the orders are to become effective, hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission, and consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or orders, unless the Division opposes the matters proposed herein.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS.
          ---------------------------------

    A. -  EXHIBITS.
          --------

          A-1 Amended and Restated Articles of Incorporation of IESU. (Incorporated by reference to Exhibit 3.5 of IESU's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998, in File No. 0-4117-1.)


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


          A-2 Bylaws of IESU, as amended, effective as of March 15, 2000. (Incorporated by reference to Exhibit 3.6 to IESU' Annual Report of Form 10-K for the year ended December 31, 1999).

          A-3 Proposed Articles of Amendment to Amended and Restated Articles of Incorporation of IESU. (See Appendix D to Exhibit C).

          B Agreement and Plan of Merger, as amended, dated as of March 15, 2000, between IESU and IPC. (See Appendix A to Exhibit C).

          C Registration Statement on Form S-4 of IESU, as amended, including Proxy Statement/Prospectus to be used in connection with Merger. (Incorporated by reference to File No. 333-53846).

          D-1  Copy of Petition to the IUB. (To be filed by amendment).

          D-2 Copy of Petition to the ICC for approval of transfer of gas properties.

          D-3 Copy of Petition to the ICC for approval of transfer of electric properties. (To be filed by amendment).

          D-4  Copy of Petition to the MPUC.

          D-5  Copy of Order of the IUB.

          D-6 Copy of Order of the ICC approving transfer of gas properties. (To be filed by amendment)

          D-7 Copy of Order of the ICC approving transfer of electric properties. (To be filed by amendment).

          D-8  Copy of Order of the MPUC. (To be filed by amendment)

          D-9  Copy of Petition to the FERC.

          D-10 Copy of Order of the FERC.

          E    Map of IESU and IPC Service Areas. (Form SE).

          F    Opinion of Counsel. (To be filed by amendment).

          G    Form of Federal Register Notice.


     B.   FINANCIAL STATEMENTS.
          --------------------

          1.1 Balance Sheet of IES Utilities Inc., as of December 31, 1999. (Included in Exhibit C).


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


          1.2 Statement of Income of IES Utilities Inc. for the year ended December 31, 1999. (Included in Exhibit C).

          1.3 Balance Sheet of IES Utilities Inc., as of September 30, 2000. (Included in Exhibit C).

          1.4 Statement of Income of IES Utilities Inc. for the nine months ended September 30, 2000. (Included in Exhibit C).

          1.5 Balance Sheet of Interstate Power Company, as of December 31, 1999. (Included in Exhibit C).

          1.6 Statement of Income of Interstate Power Company for the year ended December 31, 1999. (Included in Exhibit C).

          1.7 Balance Sheet of Interstate Power Company, as of September 30, 2000. (Included in Exhibit C).

          1.8 Income Statement of Interstate Power Company for the nine months ended September 30, 2000. (Included in Exhibit C).

          1.9 Unaudited Pro Forma Combined Balance Sheet of Interstate Power and Light Company, as of September 30, 2000. (Included in Exhibit
               C).

          1.10 Unaudited Pro Forma Combined Statement of Income of Interstate Power and Light Company, for the year ended December 31, 1999 and nine months ended September 30, 2000. (Included in Exhibit C).

ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS.
          ---------------------------------------

     The transaction that is the subject of this Application or Declaration does not involve a "major federal action" nor does it "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. Such transaction will not result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transaction that is the subject of this Application or Declaration.


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


                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Application or Declaration filed herein to be signed on their behalf by the undersigned thereunto duly authorized.

                                        ALLIANT ENERGY CORPORATION


                                        By:  /s/ Edward M. Gleason
                                             ----------------------------------
                                        Name:  Edward M. Gleason
                                        Title: Vice President-Treasurer and
                                               Corporate Secretary


                                        INTERSTATE POWER COMPANY


                                        By:  /s/ Edward M. Gleason
                                             ----------------------------------
                                        Name:  Edward M. Gleason
                                        Title: Vice President-Treasurer and
                                               Corporate Secretary


                                        IES UTILITIES INC.

                                        By:  /s/ Edward M. Gleason
                                             ----------------------------------
                                        Name:  Edward M. Gleason
                                        Title: Vice President-Treasurer and
                                               Corporate Secretary

Date: January 22, 2001


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